SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON GOVERNMENT TO SCRAP €10 TOURIST TAX AND REVERSE
40% PASSENGER FEE INCREASES AT DUBLIN
AIRPORT, AS BRITISH MIDLAND (BMI) CLOSE ITS DUBLIN BASE

Ryanair, Ireland's favourite airline, today (Jan 12 10) said that the closure of British Midland's Dublin base, the loss of 33 jobs, and up to 300,000 passengers annually was yet another inevitable result of the Irish Government's €10 tourist tax and the recent direction by the Dept of Transport to increase Dublin Airport charges by 40% from January 2010 onwards.  These Govt price increases have made Dublin an expensive and uncompetitive tourist gateway.

Traffic at Dublin Airport fell from 23.5m in 2008 to just 20m in 2009.  As Dublin continues to lose airlines, routes and passengers, Ryanair believes that traffic at Dublin Airport will fall to just 18m in 2010, as the €10 tourist tax and the DAA's high and rising charges continue to damage tourism in Ireland.

The traffic crisis at Dublin will get progressively worse in 2010, when the Government owned DAA monopoly opens T 2 (allowing the DAA to again increase passenger fees), which will increase terminal  capacity at Dublin to over 50m passengers annually, at a time when traffic falls to just 18m passengers p.a..

Ryanair's Stephen McNamara said:

"The Government and the DAA monopoly are entirely responsible for today's decision by BMI to cut flights, jobs and traffic at Dublin Airport. More cuts at Dublin are inevitable, as Irish traffic and tourism continues to be damaged by the Govt's €10 tourist tax and the Dept of Transport's recent decision to order a 40% increase in Dublin Airport's passenger charges. Irish tourism continues to suffer visitor and jobs losses while the Dept of Transport behaves like the downtown office of the DAA monopoly.

"This traffic and tourism loss can be reversed, but only when the Irish Govt scraps this  failed €10 tourist tax and slashes passenger charges at Dublin Airport to their 1997 levels. Irish is an island on the periphery of Europe. Irish tourism can grow, but only when the Govt returns to a policy of low access costs, which means scrapping tourist taxes and slashing the DAA's high charges".

Ends.                                                        Tuesday, 12th January 2010

For further information

please contact:

                                                                  Stephen McNamara           Pauline Dooley

                                                                  Ryanair Ltd                        Murray Consultants

                                                                  Tel: +353-1-8121212          Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  12 January, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary